Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

October 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:        Penn Mutual Variable Annuity Account III (File Nos. 333-177543 and 811-03457)

Ladies and Gentlemen:

On behalf of Penn Mutual Variable Annuity Account III (the “Registrant”), a separate account of The Penn Mutual Life Insurance Company (the “Company”), we are hereby submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) telephonically on October 7, 2021 with respect to Post-Effective Amendment No. 12 to the Registrant’s registration statement which was filed with the Commission on August 27, 2021. The following is a summary of the comments received from the Staff and the Registrant’s responses.

1.          Comment:  The Staff noted that the supplement states that the Rider is “subject to availability” on the first page of the Prospectus supplement (the “Supplement”). In general, please make sure that all material state variations are reflected in the Supplement.

Response:  We confirm that all material state variations are reflected in the Supplement.

2.          Comment:  Please include a section to supplement the “Overview” section on the cover page of the Prospectus to disclose that the Guaranteed Minimum Accumulation Benefit II Rider is an optional benefit offered for an additional charge designed to provide a minimum contract value at the end of a specified period. Please also state that the likelihood of the Company paying this minimum may be minimal given certain restrictions under the Rider relating to subsequent purchase payments, purchase payment enhancements and investment restrictions.

Response:  We respectfully decline to include this additional section, as the Registrant believes these disclosures will already be included in the Supplement as further revised pursuant to the Staff’s comments and creating this additional new section would be unnecessarily duplicative.

3.          Comment:  With respect to the Fee Table, please include the footnote from the May 1, 2021 Prospectus to the effect that optional benefits may not be added for Smart Foundation Flex contracts purchased after 2016, if applicable.

Response:  The Fee Table has been so revised to indicate that the Rider is not available on the Smart Foundation Flex Variable Annuity contract.

4.          Comment:  With respect to the section regarding “Periodic Charges,” it may be hard for an investor to follow information specific to the Rider that is included in the Prospectus but not the Supplement. We would suggest including in the Supplement certain disclosure from the Prospectus explaining how the fees are calculated. Also in this section, there should be a column in the Rider charge table listing the Maximum Rider Charge increase of 30 basis points.

Response:  The section has been so revised to include the explanatory details requested that are currently included in the Prospectus and to include a column for the Maximum Rider Charge increase in the table.

5.          Comment:  Please more clearly disclose how the Rider is different from the existing Guaranteed Minimum Accumulation Benefit Rider and the factors for an owner to consider in choosing among the two riders. In doing so, please explain why an owner might want to pay more to purchase the Guaranteed Minimum Accumulation Benefit II Rider.

Response:  The Registrant has not made the requested revisions, as an owner would not be in the situation of choosing between the two Riders. The existing Rider will not be offered to new purchasers and may only be elected by existing contract owners. The new Guaranteed Minimum Accumulation Benefit II Rider is the only such rider available to new purchasers.

6.          Comment:  In Section 13A.1, please disclose that the owner can choose an Accumulation Benefit Period of either 5 or 7 years under the Smart Foundation Prime contract or 5 or 9 years under the Smart Foundation Plus contracts. Please also disclose that contract owners will be guaranteed a “set percentage” equal to 90% or 100% depending on the benefit period chosen of the Accumulation Benefit Base. Please also disclose that the Accumulation Benefit Base will equal the initial purchase payment and any applicable purchase payment enhancements made in the first 12 months following the start of a new Accumulation Benefit Period. With respect to the discussion of locking-in the Contract Value, consider clarifying that this would apply where the Accumulation Benefit Base is lower than the Contract Value.

Response:  The requested revisions have been made to the Supplement.

7.          Comment:  Under the “Important Information about the Rider” section, please include disclosure that purchase payments do not get added to Accumulation Benefit Base and that purchase payment enhancements are not added to the Accumulation Benefit Base, and that this may reduce the likelihood of the Company being required to pay under the guarantee. Please also include disclosure about the risk of an asset allocation program being required. Please include disclosure that the Rider is not designed for owners to take withdrawals under the Contract. Please include disclosure that required minimum distributions could significantly reduce the values under the Rider perhaps by more than the distribution and could terminate the Rider. Please prominently state that owners who must take required minimum distributions should not purchase the Rider. Please include disclosure that withdrawals will reduce the Death Benefit and the Free Withdrawal Amount and that withdrawals could be subject to taxes, tax penalties, and surrender charges. Please include disclosure that amounts that may be paid under the Rider in excess of Contract Value are subject to the Company’s financial strength and claims-paying ability.

Response:  The Registrant has substantially revised this section in accordance with the Staff’s comments. The Registrant respectfully declines to include disclosure about the risk of an asset allocation program, since such a program is not currently applied to the Rider. However, in response to a separate Staff comment, the Registrant has added disclosure about the risk of an asset allocation program later in the Supplement. The Registrant also respectfully declines to include the disclosure that the Rider is not designed for owners to take withdrawals under the

Contract. The Registrant does not believe this statement to be accurate, as the Rider has been designed to allow for the flexibility of withdrawals if necessary, and to have a fair, proportionate reduction in the Accumulation Benefit Base as a result of the withdrawal. We believe the additional disclosure that has been added regarding the impact of withdrawals should address any Staff concerns. In addition, the Registrant has revised the disclosure proposed by the Staff to indicate that owners who must take required minimum distributions during the Accumulation Benefit Period should consult with a financial professional as to whether the Rider is appropriate for them. We believe that the disclosure proposed by the Staff is overly broad (since all contract owners must take required minimum distributions at some point), and in many cases an owner would be best served by consulting their financial professional about this topic. The Registrant also notes that it would not be possible for a required minimum distribution to terminate the Rider without reducing the contract value to zero and terminating the contract; therefore the Registrant has not included disclosure that a required minimum distribution could terminate the rider.

8.          Comment:  Please delete the section “Owner/Annuitant Requirements” under Section 13A.2.

Response:  The Registrant has deleted this section in accordance with the Staff’s comments.

9.          Comment:  Please revise Section 13A.3 to clarify whether a contract owner has 30 days after the end of the Accumulation Benefit Period to terminate the Rider. Please also disclose whether owners are given advance notice of this 30-day period.

Response:  The Registrant has revised this section to clarify that a contract owner has 30 days after the end of the Accumulation Benefit Period to terminate the Rider and to disclose that owners are given advance notice of this 30-day period.

10.        Comment:  Please revise Section 13A.5 to clarify that the Accumulation Benefit Base will be initially set equal to the initial purchase payment, and for subsequent Accumulation Benefit Periods it will equal the Contract Value as of the first day of the period. Please also add a prominent statement that withdrawals will reduce the Accumulation Benefit Base, perhaps by more than the amount of the withdrawal.

Response:  The Registrant has revised Section 13A.5 as requested.

11.        Comment:  The Staff notes that for the existing Guaranteed Minimum Accumulation Benefit, that the Optional Reset Benefit is called an Optional Step-Up. For comparison purposes, it would be helpful if similar terms are used. Also, please delete the first two sentences of the second paragraph in the “Optional Reset Benefit” section. Also, please disclose that upon reset, the rider charge may increase.

Response:  The Registrant has revised the Optional Reset Benefit section as requested, except that this Rider continues to use the term “Optional Reset Benefit.” Because a contract owner would not be in the position of choosing between the two riders, the Registrant believes that it is unnecessary to re-name the Rider.

12.        Comment:  Under “Effect of Withdrawals on the Accumulation Benefit Base,” please add prominent disclosure that all withdrawals, including required minimum distributions, may significantly reduce the Accumulation Benefit Base and therefore the Guaranteed Minimum Accumulation Benefit Amount, perhaps by more than the amount of the withdrawal, and could terminate the rider. Please also clarify that the reduction amount due to a withdrawal will include the amount of any purchase payment enhancements forfeited as a result of the withdrawal.

Response:  The Registrant has added disclosure consistent with this comment, but notes that it would not be possible for a withdrawal to terminate the Rider without reducing the contract value to zero and terminating the contract; therefore the Registrant has not included disclosure that a withdrawal could terminate the rider. The Prospectus includes prominent disclosure elsewhere that full withdrawals would terminate the contract and any associated rider.

13.        Comment:  Under “Effect of Additional Purchase Payments on the Accumulation Benefit Base,” please add disclosure that if you are receiving purchase payment enhancements the Contract Value, but not the Accumulation Benefit Base, will be increased even higher, and therefore it will be even less likely that you will receive the Guaranteed Minimum Accumulation Benefit Amount. Please also change the references to the “Contract Year” to a 12 month period. With respect to the discussion of the Reset benefit, consider clarifying that this would apply where the Accumulation Benefit Base is lower than the Contract Value.

Response:  The Registrant has made the revisions as requested.

14.        Comment:  Under “Effect of Purchase Payment Enhancements on the Accumulation Benefit Base,” please add disclosure that the Accumulation Benefit Base will initially be set equal to the initial purchase payment on the issue date of the contract, and please change references from the Contract Year to the 12-month period. Please also add disclosure in the third bullet point to indicate that the Accumulation Benefit Base could be reduced by more than the amount of the Purchase Payment forfeited.

Response:  The Registrant has made the revisions as requested.

15.        Comment:  In Section 13A.6, please clarify what is meant by the statement that the rider charge increase “will not be greater than the Rider Charge applicable to the class of Contract Owners then electing the Rider.” Please also clarify that the rider charge increase will not be greater than the maximum rider charge.

Response:  The Registrant has made the revisions as requested.

16.        Comment:  In Section 13A.7, please note that it is the Staff’s view that the reservation of rights regarding an asset allocation program should only apply to sales down the road. The disclosure must give purchasers buying now enough information as to what asset allocation program might apply in the future. Please add a statement that any asset allocation program will be designed to minimize the risk that the Contract Value will be less than the Accumulation Benefit Base and will therefore minimize the likelihood that the Company would be required to pay the Guaranteed Minimum Accumulation Benefit Amount. Please also add a statement that if restrictions are imposed, contract owners should consult with their financial advisers before purchasing the Rider to determine whether the asset allocation model is suited to their financial needs and risk tolerance.

Response:  The Registrant has added the requested statements regarding asset allocation programs. We acknowledge the Staff’s view about an asset allocation program being applied to existing purchasers. We note that the contract form providing for application of an asset allocation program to existing purchasers has been approved in all 49 states where filed, and the contract provides for adequate advance notice to existing purchasers in the event an asset allocation program is applied. As such, contract owners will have ability to terminate the rider or take other appropriate action if they believe that the asset allocation program is not appropriate for them.

17.        Comment:  In Section 13A.8, please include the same disclosures regarding required minimum distributions as described previous under Comment 7.

Response:  The Registrant has made the revisions as described in the response to Comment 7. The Registrant notes that it would not be possible for a withdrawal to terminate the Rider without reducing the contract value to zero and terminating the contract; therefore the Registrant has not included disclosure that a required minimum distribution could terminate the rider.

18.        Comment:  In Section 13A.9, please disclose that at the end of the renewal period Rider charges may increase. Please also disclose that at the end of the period the Rider can be terminated or the owner can choose a different Accumulation Benefit Period within 30 days of the end of the period.

Response:  The Registrant has made the revisions as requested.

19.        Comment:  In Section 13A.9, with respect to the discussion in the second paragraph, what happens to the Guaranteed Minimum Accumulation Benefit Amount if there is a surrender? Will the Guaranteed Minimum Accumulation Benefit be paid out if higher than the Contract Value or not? Please also add disclosure that upon surrender purchase payment enhancements would be forfeited and would reduce the Guaranteed Minimum Accumulation Benefit Amount. Please also disclose that a surrender could be subject to potential tax penalties.

Response:  The Registrant has made the revisions as requested. With respect to the Staff’s question, the Guaranteed Minimum Accumulation Benefit Amount would not be paid out upon surrender except a surrender as of the end of the Accumulation Benefit Period.

20.        Comment:  In Section 13A.10, in the first sentence, please clarify that the Contract Value would be positive. In addition, the Staff asked for clarification of what would happen if the Accumulation Benefit Base goes to zero and the Contract Value is positive. The Staff also asked whether a contract owner has the choice of terminating the Rider but keeping their Contract Value if the Contract Value goes to zero but the Accumulation Benefit Base is still positive.

Response:  The Registrant has made the revisions as requested. In addition, the Registrant has added disclosure to indicate that (i) the Rider would automatically renew at the end of the Accumulation Benefit Period, in accordance with the terms of the Rider, if the Accumulation Benefit Base is zero and the Contract Value is positive, and (ii) the contract owner may terminate the Rider and retain their Contract Value if the Contract Value goes to zero but the Accumulation Benefit Base is still positive.

21.        Comment:  In Section 13A.10, please clarify that a renewal would be subject to a potential increase in the Rider Charge. Please also indicate that if a surrender is elected, that it would be subject to tax and tax penalties and forfeiture of purchase payment enhancements.

Response:  The Registrant has made the revisions as requested.

22.        Comment:  In Section 13A.11, at the end of the third sentence, please indicate that annuitization will occur on the Annuity Date.

Response:  The Registrant has made the revisions as requested.

23.        Comment:  In Section 13A.12, please state whether the Guaranteed Minimum Accumulation Benefit Amount is included in the calculation of the Death Benefit or the Enhanced Death Benefit.

Response:  The Guaranteed Minimum Accumulation Benefit Amount is not included in the calculation of the Death Benefit or the Enhanced Death Benefit (unless the death occurs at the end of the Accumulation Benefit Period, in which case the Contract Value would be increased, if higher, to the Guaranteed Minimum Accumulation Benefit Amount before the calculation of the Death Benefit). The Registrant has added disclosure to the Supplement to clarify this point.

24.        Comment:  In Section 13A.14, please clarify whether the Rider can be terminated within 30 days of the end of the Accumulation Benefit Period. Please also revise clause (2) in the second paragraph to reference the death benefit paid “as described in the Prospectus.”

Response:  The Registrant has made the revisions as requested.

25.        Comment:  Please move the examples in the Appendix to the body of the Supplement. In addition, with respect to the first example, it appears that the applicable date should be 2/15/2029 rather than 2030. In the Appendix, please include an example showing how the Guaranteed Minimum Accumulation Benefit Amount would fluctuate over multiple periods, showing purchase payments, purchase payment enhancements and withdrawals.

Response:  The Registrant has made the revisions as requested.

26.        Comment:  Please designate the principal financial officer and principal accounting officer on the signature page in accordance with the Securities Act of 1933.

Response:  The Registrant will revise the signature page to list the name of the principal financial officer as requested.

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Please contact the undersigned 212-309-6353 with any questions you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger